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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                                   PALEX, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                    696368109
                                 (CUSIP Number)

                         THE GIBSON 1982 REVOCABLE TRUST
                          C/O GREGG C. GIBSON, TRUSTEE
                               47 South Oak Avenue
                          San Anselmo, California 94960
                                 with a copy to:

                             Richard L. Greene, Esq.
                       Greene Radovsky Maloney & Share LLP
                       Four Embarcadero Center, Suite 4000
                         San Francisco, California 94111
                                 (415) 981-1400
                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)


                                 AUGUST 1, 1997
                          (Date of event which requires
                            filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


27648/0802
08/07/97
116672

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                                  SCHEDULE 13D


CUSIP No.     696368109

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   1  NAME OF REPORTING PERSONS:

      THE GIBSON 1982 REVOCABLE TRUST
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (See Instructions)                                               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions):
        S/C
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
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                      7   SOLE VOTING POWER:
                            669,204
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER:
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------------
       GIBSON         9   SOLE DISPOSITIVE POWER:
        1982                669,204
     REVOCABLE        ----------------------------------------------------------
       TRUST          10  SHARED DISPOSITIVE POWER:
                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY GIBSON REVOCABLE TRUST
        669,204
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions):
        OO
--------------------------------------------------------------------------------




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--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER:
                            26,956
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER:
    BENEFICIALLY            669,204
      OWNED BY        ----------------------------------------------------------
      GREGG C.        9   SOLE DISPOSITIVE POWER:
       GIBSON               26,956
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER:
                            669,204
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY GREGG C. GIBSON
        696,126
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions):
        OO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER:
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER:
    BENEFICIALLY            669,204
      OWNED BY        ----------------------------------------------------------
       JUDITH         9   SOLE DISPOSITIVE POWER:
       GIBSON               0
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER:
                            669,204
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY JUDITH GIBSON
        669,204
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions):
        OO
--------------------------------------------------------------------------------




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         Item 1.  Security and Issuer.

                  Class of Securities:      Common Stock

                  Issuer:                   PalEx, Inc.

                  Principal Address:        5444 Westheimer, Suite 1100
                                            Houston, Texas  77056

         Item 2.  Identity and Background

                  (a)      Reporting Person:  Gibson 1982 Revocable Trust
                  (b)      Principal Business Address:  47 South Oak Avenue
                                                        San Anselmo, CA  94960
                  (c)      N/A
                  (d)      No
                  (e)      No
                  (f)      N/A
         AND
                  (a)      Reporting Person:  Gregg C. Gibson, Trustee
                  (b)      Principal Business Address:  47 South Oak Avenue
                                                        San Anselmo, CA  94960
                  (c)      Principal Occupation:  President, Sonoma Pacific
                                                  Company
                                                  2100 Embarcadero
                                                  Oakland, CA  94606
                  (d)      No
                  (e)      No
                  (f)      Citizenship:     USA
         AND
                  (a)      Reporting Person:            Judith Gibson, Trustee
                  (b)      Principal Business Address:  47 South Oak Avenue
                                                        San Anselmo, CA  94960
                  (c)      Principal Occupation:     None



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                  (d)      No
                  (e)      No
                  (f)      Citizenship:     USA

         Item 3. Source and Amount of Funds or Other Consideration.

         Pursuant to a merger by and among Sonoma Pacific Company, Sonoma Pacific Acquisition, Inc. and PalEx, Inc. (the "Issuer") and certain related transactions, The Gibson 1982 Revocable Trust received, in the aggregate, 696,160 shares of the Issuer's Common Stock in exchange for shares of Sonoma Pacific Company, Salinas Pacific Company, and certain real property.

         Item 4. Purpose of Transactions.

         Neither Gregg C. Gibson nor Judith Gibson has any present intention to effect:

         (1) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (2) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (3) any material change in the present capitalization or dividend policy of the Issuer;

         (4) any other material change in the Issuer's business or corporate structure;



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         (5) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer;

         (6) causing the common stock of the Issuer to cease to be authorized to be quoted on NASDAQ;

         (7) terminating registration of the Issuer's shares pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (8) Any similar action to those enumerated above.

         Item 5. Interest in Securities of the Issuer.

              (a) - (b) As of August 7, 1997, the number of shares beneficially owned by Gibson 1982 Revocable Trust was as follows:

         Beneficial Ownership                        669,204
         Percentage of Class                         5.1%
         Sole Voting Power                           669,204
         Shared Voting Power                         -0-
         Sole Dispositive Power                      669,204
         Shared Dispositive Power                    -0-

              (a) - (b) As of August 7, 1997, the number of shares beneficially owned by Judith Gibson, trustee was as follows:

         Beneficial Ownership                        669,204
         Percentage of Class                         5.1%
         Sole Voting Power                           -0-
         Shared Voting Power                         669,204
         Sole Dispositive Power                      -0-
         Shared Dispositive Power                    669,204


              (a) - (b) As of August 7, 1997, the number of shares beneficially owned by Gregg C. Gibson, in individual and as Trustee was as follows:

         Beneficial Ownership                        696,160
         Percentage of Class                         5.3%
         Sole Voting Power                            26,956
         Shared Voting Power                         669,204
         Sole Dispositive Power                       26,956
         Shared Dispositive Power                    669,204

              (c) - (e) Not applicable.



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         Item 6.  Contracts, Arrangements, Understandings or Relationships with
                  Respect to Securities of the Issuer

         Gregg C. and Judith Gibson are each trustees of The Gibson 1982 Revocable Trust, which Trust holds 696,204 shares of the Issuer's Common Stock. Each of the trustees has the power to vote and/or dispose of such securities.

         Item 7. Materials to be Filed as Exhibits.

         None.





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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       THE GIBSON 1982 REVOCABLE TRUST



Dated:  August __, 1997                By: _____________________________________
                                           Gregg C. Gibson, Trustee


                                 (no attachment)




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